FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2010

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2010

(Unaudited – prepared by managment)

(Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

MAX RESOURCE CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited – prepared by management)

(Expressed in Canadian Dollars)

	March 31, 2010	December 31, 2009 (audited)

ASSETS

Current
Cash and cash equivalents	$ 2,854,622	$ 3,118,960
Receivables and prepaids	28,453	22,203
Tax recoverable	5,297	9,753
Marketable securities (Note 3)	87,000	-

	2,975,372	3,150,916

Equipment (Note 4)	2,977	3,218
Reclamation Bonds	47,483	28,356
Mineral properties (Note 5)	2,154,648	2,142,513

	$ 5,180,480	$ 5,325,003

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 28,040	$ 57,459

Share Capital
Authorized: Unlimited number of voting common shares without par value Unlimited number of preferred shares without par value
Issued and Outstanding: 21,699,230 common shares (Dec. 31, 2009: 21,699,230)	13,003,168	13,003,168
Share Purchase Warrants (Note 7)	288,562	288,562
Contributed Surplus (Note 7)	1,393,485	1,393,485
Deficit	(9,532,775)	(9,417,671)

	5,152,440	5,267,544

	$ 5,180,480	$ 5,325,003

Nature of operations (Note 1)

Commitments (Note 4)

Approved by the Directors:

“Paul John”	Director	“Stuart Rogers”	Director

The accompanying notes are an integral part of these interim consolidated financial statements.

MAX RESOURCE CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

 (Unaudited – prepared by management)

(Expressed in Canadian Dollars)

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009

EXPENSES
Amortization	$ 241	$ 386
Consulting	18,424	20,739
Management fees (Note 5)	30,000	30,000
Office and general	7,868	3,263
Part XII.6 tax	-	23,079
Professional fees	29,448	18,532
Transfer agent, filing fees and investor relations	60,461	37,170
Travel and promotion	11,805	6,842

LOSS BEFORE OTHER ITEMS	(158,247)	(140,011)

OTHER ITEMS
Interest income	6,250	38,974
Gain on mineral property option payments received	39,893	-
Unrealized loss on marketable securities (Note 3)	(3,000)	-

	43,143	38,974

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(115,104)	(101,037)

DEFICIT, BEGINNING OF PERIOD	(9,417,671)	(4,756,866)

DEFICIT, END OF PERIOD	$ (9,532,775)	$ (4,857,903)

Basic and diluted loss per common share	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding – basic and diluted	21,699,230	21,649,230

The accompanying notes are an integral part of these interim consolidated financial statements.

MAX RESOURCE CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Unaudited – prepared by management)

(Expressed in Canadian Dollars)

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009

CASH USED IN:

OPERATING ACTIVITIES
Net loss for the period:	$ (115,104)	$ (101,037)
Adjustments for the items not involving cash:
Amortization	241	386
Gain on mineral property option payments received	39,893	-
Unrealized loss on marketable securities	3,000	-

Changes in non-cash working capital items:
Increase in receivables and prepaids	(6,250)	(48,974)
Decrease in tax recoverable	4,456	9,468
Decrease in accounts payable and accrued liabilities	(29,420)	(97,620)

CASH USED IN OPERATING ACTIVITIES	(182,970)	(237,777)

INVESTING ACTIVITIES
Reclamation bonds	(19,127)	-
Purchase of equipment	-	(5,148)
Mineral property acquisition and exploration costs	(160,975)	(135,011)
Mineral property option payment received	98,734	-

CASH USED IN INVESTING ACTIVITIES	(81,368)	(140,159)

DECREASE IN CASH AND CASH EQUIVALENTS	(264,338)	(377,936)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,118,960	4,377,361

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 2,854,622	$ 3,999,425

CASH AND CASH EQUIVALENTS CONSIST OF:
Cash	$ 354,622	$ 74,757
Term deposits	2,500,000	3,924,668

	$ 2,854,622	$ 3,999,425

Supplementary Cash Flow Disclosure (Note 8)

The accompanying notes are an integral part of these interim consolidated financial statements.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 1.

NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta) on April 25, 1994 as Proven Capital Corp.  By Articles of Amendment dated January 10, 1995, the Company’s name was changed to Cedar Capital Corp. and then to Vancan Capital Corp. on February 12, 2002 concurrent with the consolidation of outstanding common share capital on a four for one basis. The Company’s name was changed to Max Resource Corp. (“Max” or the “Company”) on May 14, 2004.  The Company is in the business of mineral property exploration and development.  The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  To date, the Company has not generated any revenues from operations and will require additional funds to meet its obligations and the costs of its operations.  As a result, further losses are anticipated prior to the generation of any profits.

The Company's future capital requirements will depend on many factors, including costs of exploration of its properties, cash flow from operations, and competition and global market conditions. The Company's anticipated recurring operating losses and growing working capital needs will require that it obtain additional capital to operate its business.  The Company has sufficient funds on hand to cover anticipated operating expenses and the costs of budgeted exploration programs for fiscal 2010.

The Company’s ability to continue as a going concern will depend almost exclusively on outside capital to complete the exploration and development of its mineral properties. Such outside capital will include the sale of additional stock.  There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company.  The issuances of additional stock by the Company may result in a significant dilution in the equity interests of its current stockholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, its business and future success may be adversely affected.

Given the Company's limited operating history, lack of sales, and its operating losses, there can be no assurance that it will be able to achieve or maintain profitability.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for financial statements.

Basis of consolidation

These interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Max Resource, Inc., a Nevada company, which was incorporated on August 24, 2005.  All inter-company balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Significant areas requiring the use of management estimates relate to useful lives of assets for depreciation and amortization, the recoverability of mineral property interests, the determination of future income taxes, asset retirement obligations, and the determination of fair value for stock based transactions.  Where estimates have been used financial results as determined by actual events could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include highly liquid Canadian dollar denominated guaranteed investment certificates which are readily convertible to contracted amounts of cash without penalty.  Cash equivalents are classified as held-for-trading and are recorded at fair value with realized and unrealized gains and losses reported in net income (loss).  At March 31, 2010, the Company had cash equivalents comprised of term deposits issued by major financial institutions in the aggregate amount of $2,500,000 (December 31, 2009 - $3,000,000) and bearing interest at a rate of 1.00% per annum until maturity in 2010.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment

Equipment is recorded at cost with amortization being provided using the declining balance basis at 30% per annum.

Mineral properties

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, the cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

The costs include the cash or other consideration and the assigned value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  For properties held jointly with other parties the Company only records its proportionate share of acquisition and exploration costs.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect actual, present, or future values.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or charged to operations.  Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

General exploration costs not related to specific properties and general administrative expenses are charged to operations in the period in which they are incurred.

The Company does not have any producing mineral properties and all of its efforts to date have been exploratory in nature.  Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine using the units of production method.

Asset retirement obligations

The Company reviews and recognizes legal obligations associated with the retirement of tangible long-lived assets, including rights to explore or exploit natural resources. When such obligations are identified and measurable, the estimated fair values of the obligations are recognized on a systematic basis over the remaining period until the obligations are expected to be settled.

Resource property related retirement obligations are capitalized as part of carrying values and are accounted for in the same manner as all other capitalized costs.

Future site restoration costs

The Company records future site restoration costs based on estimates in accordance with current legislation and industry practices.  Actual removal and site restoration expenditures are charged to the accumulated provision account as incurred.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of long-lived assets

The Company follows the recommendations of the CICA Handbook section 3063, “Impairment of Long-Lived Assets”. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

Stock-based compensation

The Company follows CICA Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The standard requires that all stock-based awards be measured using a fair value method.  Under the standard all awards are measured and expensed or allocated to specific asset accounts, as applicable, in the period of grant or modification. The fair value of options and other stock-based awards issued or altered in the period, are determined using the Black-Scholes option pricing model.  Upon the exercise of stock options or agents warrants, the fair value of the share based award is allocated to share capital.

Flow-through shares

The resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian tax legislation. Under the recommendations of the EIC 146, future income tax liabilities resulting from the renunciation of qualified mineral expenditures by the Company is recorded as a reduction in share capital. Any corresponding realization of future income tax benefits resulting from the utilization of prior year losses available to the Company not previously recorded, as the Company did not meet the criteria for recognition, will be reflected as part of the Company’s operating results as a recovery of future income taxes in the same period of filing the renunciations with the Canada Revenue Agency.

Income taxes

Income taxes are accounted for using the liability method, which requires the recognition of taxes payable or refundable for the current period and future tax liabilities and assets for future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. The measurement of current and future tax liabilities and assets is based on provisions of enacted tax laws and the effects of future changes in tax laws or rates. The measurement of future tax assets is reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the future tax asset does not meet a more likely than not criterion. The Company has not recognized potential future benefit amounts as the criteria for recognition under GAAP have not been met.

Loss per share

The Company is using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

Comprehensive income

The Company adopted CICA Handbook Section 1530, Comprehensive Income on January 1, 2008.  Section 1530 establishes standards for the reporting and presenting of comprehensive income which is defined as the change in equity from transaction and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net loss.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, and accounts payable. The value of the Company’s arm’s length short term financial instruments is estimated by management to approximate their carrying values due to their immediate or short-term maturity.

Cash and cash equivalents are classified as held for trading; receivables are classified as loans and receivables; accounts payable are classified as other financial liabilities.

Net Smelter Royalties (“NSR”) are a form of derivative financial instrument.  The fair value of the Company’s right to purchase the NSR is not determinable at the current stage of the Company’s exploration program.  No value has been assigned by management. The Company does not engage in any form of derivative or hedging instruments.

Translation of foreign currency

The financial statements of the Company's integrated foreign subsidiary is translated into Canadian dollar equivalents using the temporal method whereby all monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date.  Income and expenses are translated at rates which approximate those in effect on transaction dates. Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings.  Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Gains and losses arising from translation of foreign currency monetary assets and liabilities and transactions are included in earnings.

New accounting pronouncements not yet adopted

International financial reporting standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

The Company is currently evaluating the impact of adopting IFRS on its consolidated financial statements.  The Company is in the first phase of its transition program, which includes scoping to identify the significant accounting policy differences and their related areas of impact in terms of systems, procedures and financial statement presentation.  The Company also is in the assessment phase of the design and work plan to calculate the differences between IFRS and Canadian GAAP, and the impact on its financial statements, disclosures and operations.  The Company will address the design, planning, solution development and implementation of the conversion in 2010.

Business combinations – section 1582, consolidated financial statements – section 1601 and non-controlling interests – section 1602

The CICA issued three new accounting standards in January 2009:  Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.  Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3, “Business Combinations”.  Section 1601 and 1602 together replace section 1600, “Consolidated Financial Statements”.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS IAS-27, “Consolidated and Separate Financial Statements”.  The Company is in the process of evaluating the requirements of the new standards.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 3

.

MARKETABLE SECURITIES

During the three months ended March 31, 2010, the Company received an option payment consisting of 600,000 shares of Kokanee Placer Ltd. (“Kokanee”), a British Columbia company, as marketable securities and carries them at fair value (Note 2).  As at March 31, 2010, marketable securities consist of shares in publicly traded companies with an initial cost of $90,000 (December 31, 2009 - $Nil) and a fair value of $87,000 (December 31, 2009 - $Nil), which resulted in an unrealized loss on marketable securities of $3,000 (March 31, 2009 - $Nil) being recorded in the results of operations for the period.

NOTE 4

EQUIPMENT

		March 31, 2010			December 31, 2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Equipment	$ 5,148	$ 2,171	$ 2,977	$ 5,148	$ 1,930	$ 3,218

NOTE 5.

MINERAL PROPERTIES

	Balance December 31, 2008	Additions (Recoveries)	Write-off	Balance December 31, 2009	Additions	Option Payments Received	Balance March 31, 2010
Acquisition costs:
Target Claims, NWT	$ 1	$ -	$ (1)	$ -	$ -	$ -	$ -
Gold Hill, Alaska	432,944	91,500	(524,444)	-	50,047	-	-
MacInnis Lake, NWT	1	-	(1)	-	-	-	-
C de Baca, NM	172,563	16,339	-	188,902	10,560	-	199,462
Diamond Peak, NV	48,737	1,370	-	50,107	98,734	(148,841)	-
Nustar Claims, AZ	497,948	-	(497,948)	-	-	-	-
Ravin, NV	116,043	60,560	-	176,603	-	-	176,603
East Manhattan, NV	105,451	45,888	-	151,339	-	-	151,339
Howell, BC	27,500	10,000	-	37,500	-	-	37,500
Crowsnest, BC	-	8,817	-	8,817	-	-	8,817
Indata, BC	22,500	-	(22,500)	-	-	-	-
Table Top, NV	-	30,318	-	30,318	32,772	-	63,090
	1,423,688	264,792	(1,044,894)	643,586	142,066	(148,841)	636,811

Exploration costs:
Gold Hill, Alaska	2,509,579	83,893	(2,593,472)	-	-	-	-
C de Baca, NM	235,596	-	-	235,596	-	-	235,596
Nustar Claims, AZ	4,096	1,392	(5,488)	-	-	-	-
Ravin, NV	486,418	17,930	-	504,348	-	-	504,348
East Manhattan, NV	9,658	53,448	-	63,106	1,266	-	64,372
Howell, BC	455,407	(17,606)	-	437,801	-	-	437,801
Crowsnest, BC	-	248,429	-	248,429	613	-	249,042
Indata, BC	338,478	5,470	(343,948)	-	-	-	-
Table Top, NV	-	9,647	-	9,647	17,031	-	26,678
	4,039,232	402,603	(2,942,908)	1,498,927	18,910	-	1,517,837

	$ 5,462,920	$667,395	$(3,987,802)	$ 2,142,513	$ 160,976	$ (148,841)	$ 2,154,648

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 5.

MINERAL PROPERTIES (continued)

Target Claims, Northwest Territories, Canada

During 2003, the Company acquired a 50% interest in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”).  During the year ended December 31, 2007, the Company recorded an impairment charge of $148,097 on the Target 1 Claim and during the year ended December 31, 2009, the Company elected to abandon the Target Claims and wrote-off the remaining $1 of acquisition costs to operations.

Gold Hill Property, Alaska, United States

During 2004, the Company entered into an option agreement to acquire an interest in the Gold Hill claims near Cantwell, Alaska.  Under the terms of the option agreement, the Company paid $45,173 (US$33,200) in acquisition costs and a further $18,518 (US$15,000) in advance royalties and issued 100,000 common shares with a fair value of $47,000 and 100,000 warrants with a fair value of $19,724 exercisable at $0.47 per share for a two year period.  In order to maintain the Option, the Company issued an additional 200,000 common shares effective December 31, 2004 with a fair value of $74,000 and a further 200,000 common shares during the year ended December 31, 2005 at a value of $120,000.

During the year ended December 31, 2009, the Company elected to abandon the Gold Hill property and wrote off $524,444 of acquisition costs and $2,593,472 of deferred exploration costs to operations during fiscal 2009.

MacInnis Lake, Northwest Territories, Canada

The Company entered into an option agreement dated April 1, 2005, as amended April 11, 2006 and September 29, 2008, with Alberta Star Development Corp. (“Alberta Star”), which commencing September 5, 2006 has a director in common, whereby the Company can earn an interest in the MacInnis Lake Uranium Project in the Northwest Territories.

During the year ended December 31, 2008, the Company recorded an impairment charge of $484,306 on the MacInnis Lake property and during the year ended December 31, 2009, the Company elected to abandon the MacInnis Lake property and wrote-off the remaining $1 of acquisition costs to operations.

C de Baca, New Mexico (“NM”), United States

On September 22, 2005, the Company entered into an agreement to acquire a total of 108 claims (the “Dat Claims”) in Socorro County, New Mexico, pursuant to an agreement with Applied Geologic Services, Inc. of Denver, Colorado.  Consideration for the acquisition of the Claims was US$10,000 cash payment (paid), with annual payments of US$10,000 until production.  After production, a royalty of 2% of gross revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.

During the three months ended March 31, 2010, the Company did not incur exploration costs on the C de Baca project.

As at March 31, 2010, the BLM of New Mexico holds a $18,888 reclamation bond (December 31, 2009 - $18,888) from the Company to guarantee reclamation of the environment on the C de Baca property.

Diamond Peak, Nevada, United States

On May 9, 2006, the Company entered into an Option Agreement to acquire a 100% interest in the FMC claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust.  The Wendt Family Trust is controlled by Clancy J. Wendt, the Vice President of Exploration for the Company.  The terms of the Option Agreement require the issuance to the Wendt Family Trust of 100,000 escrowed shares (issued) of the Company with a fair value of $40,000 and the following rental payments:

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 5.

MINERAL PROPERTIES (continued)

Diamond Peak, Nevada, United States (cont’d)

Date

Payment Amount

Upon execution of the Agreement

$ 25,000 (U.S.) (paid)

May 9, 2007

   35,000 (U.S.) (paid)

May 9, 2008

   45,000 (U.S.) (paid)

Each anniversary thereafter for 10 years

   50,000 (U.S.)

The Company may purchase the property for US$300,000.   If the option to purchase the property is exercised during the term of the rental payments, no further property rental payments will be due.  The Diamond Peak property will be subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the property.

On May 15, 2006, as amended September 30, 2009 the Company entered into a mineral property Option Agreement with Kokanee, whereby it granted Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of a cash payment of US$25,000 (received) and the issuance of 100,000 common shares (received) of Kokanee to the Company upon completion of Kokanee’s public listing (completed in January, 2010).  In addition, the following annual payments and share issuances are due from Kokanee to the Company:

a)

By May 15, 2007:  pay US$35,000 to the Company (received) and issue 200,000 common shares (received);

b)

Five days after the listing of Kokanee’s common shares on the TSX Venture Exchange (“TSX-V”): issue 300,000 common shares and pay US$95,000 (CDN$98,734) to the Company (received);

c)

On or before May 9, 2010 and on each anniversary thereof up to and including May 9, 2016, pay US$50,000 to the Company (currently in default); and

d)

On commencement of commercial production, issue 1,000,000 shares of Kokanee to the Company.

The option granted to Kokanee is for a term of three years from the date of the agreement, subject to the following annual mineral exploration commitments:

a)

$100,000 to be spent by Kokanee in the first year of the agreement (incurred);

b)

$300,000 in the second year, and

c)

$600,000 in the third year.

During the three months ended March 31, 2010, the Company received cash of $98,734 (US$95,000) and 600,000 common shares of Kokanee valued at $90,000 for total proceeds received of $188,734 on the Diamond Peak property.  As the Company has incurred costs of $148,841 a gain on option payments received of $39,893 has been recorded in the current period.

As at March 31, 2010, the Company has not directly incurred any exploration expenses on the Diamond Peak project.

Nustar Claims, Arizona, United States

On April 4, 2007, the Company entered into an agreement with Nustar Exploration LLC, a private Arizona limited liability corporation, for the acquisition of a 100% interest in 427 mineral claims located in northwest Arizona.

Under the terms of the agreement, the Company acquired a 100% interest in the claims by making a cash payment of $142,126 (US$128,100) (paid) and issuing 200,000 shares of common stock with a fair value of $1.21 per share totalling $242,000, subject to a gross royalty of 4% (the “Royalty”) of sales revenue from commercial production of uranium from the claims.   For each breccia pipe identified on the claims that goes into commercial production, the Company shall have the right to purchase 3% of the 4% Royalty on that breccia pipe by payment of US$1,000,000.  The Company has also paid filing fees of $113,822, which have been capitalized as acquisition costs.

During the year ended December 31, 2009, the Company incurred $1,392 of geological consulting expenses on the Nustar project.  In September 2009, the Company elected to abandon the Nustar project and wrote off $497,948 of acquisition costs and $5,488 of deferred exploration costs to operations during the year ended December 31, 2009.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 5.

MINERAL PROPERTIES (continued)

Ravin Claims, Nevada, United States

On September 10, 2007, the Company entered into an Option Agreement with Energex LLC (“Energex”), a Nevada corporation, for the acquisition of a 100% interest in the Ravin molybdenum/tungsten property, 162 mineral claims located in Lander County, Nevada.  Energex is wholly-owned by Clancy J. Wendt, the Vice President of Exploration for the Company.

The terms of the Option Agreement with Energex call for the payment of $4,996 (US$5,000) on execution of the agreement (paid), $26,722 (US$25,000) by September 10, 2008 (paid), $38,700 (US$35,000) by September 10, 2009 (paid) and US$50,000 on each anniversary thereafter.  The Ravin Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project.  In addition, the Company has paid filing fees of $106,185, which have been included in acquisition costs.

During the three months ended March 31, 2010, the Company did not incur exploration costs on the Ravin Claims.

As at March 31, 2010, the BLM of Nevada holds a $8,046 reclamation bond (December 31, 2009 - $8,046) from the Company to guarantee reclamation of the environment on the Ravin property.

East Manhattan, Nevada, United States

On December 4, 2007, the Company entered into an Option Agreement with MSM LLC (“MSM”), a Nevada corporation, for the acquisition of a 100 % interest in the East Manhattan Wash mineral claims located in Nye County, Nevada.

The terms of the Option Agreement with MSM call for the payment of $27,874 (US$28,000) on execution of the agreement (paid), $25,029 (US$20,000) by December 4, 2008 (paid), US$25,000 by December 4, 2009 (paid), US$40,000 by December 4, 2010, US$50,000 by December 4, 2011 and US$100,000 by December 12, 2012.  The East Manhattan Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project.

During the three months ended March 31, 2010, the Company incurred geological consulting costs of $1,266 (2009 - $7,688) on the East Manhattan Project:

Howell and Crowsnest, British Columbia, Canada

On June 9, 2008, the Company entered into an Option Agreement with Eastfield Resources Ltd. (“Eastfield”), whereby the Company may acquire a 60% interest in the Howell Gold Project in Southeast British Columbia.  The terms of the Option Agreement with Eastfield call for the payment of $10,000 (paid) and the issuance of 50,000 common shares of the Company on commencement of drilling (issued - Note 6), the payment of $20,000 or the issuance of a further 50,000 common shares by June 1, 2009, the payment of $35,000 by June 1, 2010 and the payment of $55,000 and a further 200,000 common shares of the Company by June 1, 2011.  The Company also agreed to incur $1,250,000 of exploration expenditures within the following timeframe; $350,000 of exploration expenditures on the property by June 1, 2009 (completed), a further $250,000 by June 1, 2010 and a further $650,000 by June 1, 2011.

On July 23 2009, the Company agreed with Eastfield to amend the Howell property agreement to allow the Company to earn a 60% interest in either the Howell or the Crowsnest projects over a four year period by making cash payments totalling $60,000 to Eastfield (of which $10,000 was paid on signing of the amended agreement), issuing 100,000 shares (of which 50,000 shares were issued on signing of the amended agreement at $0.125 per share for a total of $6,250, Note 6) and by completing aggregate exploration expenditures on both properties of $400,000 by the second anniversary date (June 30, 2011).  Following that date, the Company can earn its 60% interest in Howell by making further cash payments totalling $90,000, issuing 400,000 shares and spending a further $700,000 on exploration prior to June 30, 2013.  The Company will also be responsible for its portion of the $200,000 payment due

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 5.

MINERAL PROPERTIES (continued)

Howell and Crowsnest, British Columbia, Canada (continued)

to Goldcorp Inc. and Teck Cominco Metals Limited by August 31, 2010 pursuant to Eastfield’s underlying option agreement with them.  To earn its 60% interest in Crowsnest, the Company must make further cash payments to Eastfield of $90,000, issue 400,000 shares and spend a further $1,050,000 on exploration at Crowsnest prior to June 30, 2013.

During the three months ended March 31, 2010, the Company did not incur exploration costs on the Howell property.

During the three months ended March 31, 2010, the Company incurred geological consulting costs of $613 on the Crowsnest property:

In February 2010, the Government of British Columbia announced that it intends to halt all ongoing mineral exploration work and prohibit any future mine development in the Flathead Valley in southeastern British Columbia where the Howell and Crowsnest properties are located.  The Company has been contacted by the Ministry of Energy, Mines and Petroleum Resources to initiate discussions with respect to compensation.

Indata, British Columbia, Canada

On June 9, 2008, the Company entered into an Option Agreement with Eastfield for the acquisition of a 60% interest in the Indata Gold and Copper Project in North Central British Columbia.

In June 2009, the Company elected to abandon the Indata property and wrote off $22,500 of acquisition costs and $343,948 of deferred exploration costs to operations.

Table Top, Nevada, United States

On August 31, 2009, the Company entered into an Option Agreement with Energex to acquire a 100% interest in the Table Top claims in Humboldt County Nevada.

The terms of the Option Agreement with Energex require the payment of $5,400 (US$5,000) upon execution of the Agreement (paid), US$25,000 on the first anniversary of the Agreement, US$35,000 on the second anniversary of the Agreement and US$50,000 on each anniversary thereafter.  The Table Top property is subject to a 3% NSR royalty.  Upon full exercise of the Option Agreement, the Company will own 100% of the project.

During the three months ended March 31, 2010, the Company incurred the following explorations costs on the Table Top Property:

Geological consulting	$ 14,143
Field expenses	2,888
$ 17,031

At March 31, 2010, the BLM of Nevada holds a $19,127 reclamation bond (December 31, 2009 - $Nil) from the Company to guarantee reclamation of the environment on the Table Top property.

NOTE 6.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2010, management fees of $30,000 (2009 - $30,000) were paid or accrued to a private company controlled by a director.  This transaction was measured at the exchange amount as agreed to by the related parties.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 7.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Number of Shares	Share Capital	Share Purchase Warrants	Contributed Surplus
Common Shares Issued:
Balance at December 31, 2008	21,649,230	$ 12,996,918	$ 288,562	$ 1,307,229
Shares issued for mineral property (Note 4)	50,000	6,250	-	-
Stock-based compensation	-	-	-	86,256

Balance at December 31, 2009 and March 31, 2010	21,699,230	$ 13,003,168	$ 288,562	$ 1,393,485

Stock Options

The Company has a stock option plan where the directors are authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 20% of the issued and outstanding common stock of the Company to a maximum of 4,309,846.  Under the plan, the exercise price of each option shall not be less than the closing price of the Company’s shares on the date of grant less any discount permitted by the TSX-V and vesting terms are at the discretion of the board of directors.  The options can be granted up to a maximum term of 5 years as long as the Company is classified as a Tier 2 issuer under the policies of the TSX -V.

On July 3, 2009, the Company granted stock options to a consultant entitling them to purchase 250,000 common shares at a price of $0.17 per share to July 3, 2011.  These options vested immediately.  The total fair value of $23,720 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.16% and an expected volatility of 140%.  The granting of these options resulted in a stock based compensation expense of $23,720 being recorded in fiscal 2009.

On October 19, 2009, the Company granted stock options to two consultants entitling them to purchase 250,000 common shares at a price of $0.40 per share to October 19, 2011.  Of these options, 200,000 vested immediately, and 50,000 options vest over a 1 year period.  The total fair value of $73,572 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 1.52% and an expected volatility of 123.5%.  The granting of these options resulted in a stock based compensation expense of $62,536 being recorded in fiscal 2009.  Subsequent to December 31, 2009, the 50,000 stock options were cancelled and the remaining $11,036 will never be recorded as the consultant ceased to provide services as of January 1, 2010.

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Weighted average grant date fair value

Balance, December 31, 2008	1,850,000	$ 0.34	2.33 years
Options granted	500,000	0.29	2.00 years	$ 0.19
Options cancelled and expired	(125,000)	0.95	-

Balance, December 31, 2009	2,225,000	$ 0.29	1.67 years
Options cancelled and expired	(50,000)	0.40	-

Balance, March 31, 2010	2,175,000	$ 0.29	1.67 years

Exercisable at March 31, 2020	2,175,000	$ 0.29	1.42 years

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 7.

SHARE CAPITAL (Continued)

Stock Options

(Continued)

As at December 31, 2008, the Company had no unvested stock options.  During the year ended December 31, 2009, the Company granted 500,000 stock options of which 50,000 had vesting provisions.  During the three months ended March 31, 2010, these 50,000 stock options were cancelled.  As at March 31, 2010, the Company had no unvested stock options.

The following incentive stock options were outstanding at March 31, 2010:

Number of options outstanding	Exercise Price	Expiry Date
250,000	$0.17	July 3, 2011
1,150,000	0.35	August 1, 2011
200,000	0.40	October 19, 2011
575,000	0.17	October 31, 2011
2,175,000

Warrants

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2008	250,000	$ 1.23	0.79 years
Warrants cancelled and expired	(250,000)	1.23	-

Balance, December 31, 2009 and March 31, 2010	-	$ -	-

On June 15, 2008, the Company issued warrants to a consultant for investment banking and other services for a term of one year, entitling them to purchase 250,000 common shares at a price of $0.40 per share to June 16, 2010.  These warrants vested on a monthly basis over a one year period.  The total fair value of $40,718 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.40% and an expected volatility of 87%.  The issuance of these warrants resulted in a stock based compensation expense of $23,752 being recorded in the year ended December 31, 2008, representing the fair value of the warrants vested.  The remaining $16,966 will never be recorded as the consultant ceased to provide services as of January 1, 2009.

There were no warrants outstanding as at March 31, 2010.

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 8.

SUPPLEMENTARY CASH FLOW DISCLOSURE

	2010	2009
Cash paid for: Interest	$-	$ -
Income taxes	$-	$ -

During the three months ended March 31, 2010, the Company received 600,000 common shares of Kokanee with a fair value of $90,000 on the option payment on the Diamond Peek (Note 5).

There were no significant non-cash transactions during the three months ended March 31, 2009.

NOTE 9.

SEGMENTED INFORMATION

The Company's income, loss and assets are located in the following geographic locations:

	Canada	United States	Consolidated
December 31, 2009
Interest income	$95,470	$-	$95,470
Amortization	$-	$1,930	$1,930
Stock-based compensation	$86,256	$-	$86,256
Net loss	$(982,129)	$(3,678,676)	$(4,660,805)
Additions to long-lived assets	$255,110	$417,433	$672,543
Identifiable assets	$3,883,462	$1,441,541	$5,325,003
December 31, 2008
Interest income	$273,890	$-	$273,890
Amortization	$-	$-	$-
Stock-based compensation	$451,965	$-	$451,965
Net loss	$(1,084,476)	$(64,538)	$(1,149,014)
Additions to long-lived assets	$843,885	$2,217,016	$3,060,901
Identifiable assets	$5,331,055	$4,651,059	$9,982,114
December 31, 2007
Interest income	$222,290	$-	$222,290
Amortization	$-	$-	$-
Stock-based compensation	$570,388	$-	$570,388
Net loss	$(1,043,158)	$(50,396)	$(1,093,554)
Additions to long-lived assets	$130,792	$1,531,933	$1,662,725
Identifiable assets	$8,345,733	$2,455,349	$10,801,082

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2010

(unaudited – prepared by management)

(Expressed In Canadian Dollars)

NOTE 10.

CAPITAL MANAGEMENT

The capital structure of the Company consists of common shares and working capital. The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank-sponsored instruments.  This strategy is unchanged from 2009.

The Company is not subject to externally imposed capital restrictions.  There were no changes to its capital management approach in the year.

NOTE 11.

RISK MANAGEMENT

Management of Industry Risk

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations.

Management of Financial Risk

The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, and market risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to fulfil an obligation causing the other party to incur a financial loss.  The Company is exposed to credit risks arising from its cash holdings.  The Company manages credit risk by placing cash with reputable Canadian financial institutions and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient funds to meet its financial obligations when they are due.  To manage liquidity risk, the Company reviews additional sources of capital to continue its operations and discharge its commitments as they become due.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: currency risk, interest rate risk and price risk.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company’s functional currency is the Canadian dollar.  There is moderate currency risk to the Company as some mineral property interests are located in the United States.

The Company manages its exposure to this risk by operating in a manner that minimizes its exposure to the extent practical.  The Company does not engage in any form of derivative or hedging instruments to reduce its foreign currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

MAX RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three month period ended March 31, 2010

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes for Max Resource Corp. (“MAX” or the “Company”) for the three month period ended March 31, 2010.  All dollar amounts are stated in Canadian funds.  This discussion is based on information available as at May 26, 2010.

During the period under review, the Company made preparations for exploration programs to be conducted at its Crowsnest, Table Top and East Manhattan Wash gold exploration projects during the spring exploration season.  Drilling was conducted at Table Top in Nevada in April 2010, with permitting still underway for the Company’s East Manhattan Wash gold project in Nevada.

In January 2010 Kokanee Minerals Inc. (TSX-V:KOK) completed it’s Initial Public Offering and made plans to drill at the Company’s Diamond Peak gold/zinc project in Nevada, where Kokanee can earn a 51% by spending US$1,000,000 on exploration.   Kokanee has advised that drilling commenced at Diamond Peak in May, 2010.

On February 9, 2010 the Company was informed that the Province of British Columbia intended to halt all ongoing mineral exploration work and prohibit any future mine development in the Flathead Valley in Southeastern B.C where the Crowsnest project is located.   This action effectively prevents any further exploration or development of the Company’s Crowsnest and Howell gold projects, both of which are located in the Flathead Valley watershed.   MAX has been contacted by the Assistant Deputy Minister of Energy, Mines and Petroleum, who initiated discussions with respect to compensation.

Table Top Gold project, Humboldt County, Nevada

On August 31, 2009 the Company entered into an Option Agreement to acquire a 100 % interest in the Table Top claims in Humboldt County, Nevada  from  Energex LLC, a private Nevada corporation controlled by Clancy Wendt,  The property consisted of 32 claims (640 acres) located 10 miles west of Winnemucca, Nevada, just off of Interstate 80.  In January 2010 MAX staked an additional 139 claims (2,780 acres) at Table Top and undertook a core drilling program on the property in April 2010.

The Table Top area is on trend with AMAX’s Sleeper Canyon Mine (2.5 MM oz Au produced), located 25 miles to the north, and the Sandman gold deposits (a joint venture between Newmont Mining Corporation and Fronteer Development Group Inc. (TSX, NYSE Amex: FRG) just 8 miles to the north and the Goldbanks gold occurrence located 37 miles to the south. All of these properties, including Table Top, are located along the Kings River Rift, a regional geologic feature that appears to control mineralization in the area and which hosts multiple high-grade vein-related gold systems.   The additional claims staked by MAX now cover all prospective land available between Table Top and Sandman, where Newmont can earn a 60% interest by spending $23 Million on exploration and advancing  the project to a production decision by June 2011.   Maps showing the Kings River Rift and the new claims staked by MAX are now available on our web site at www.maxresource.com.

Table Top is located in the Triassic rocks of the Raspberry formation which can be split into two general types: a northwestern belt of sandstone, siltstone, and slate, locally calcareous but devoid of limestone; and a southeastern belt of calcareous sandstone, siltstone and slate with prominent massive limestone beds 5 to 100 feet thick.  Bedding in these units trend northeast with steep dips to the southeast.

The mineralization in the Raspberry formation is generally in the form of silicification in veinlets and small pods in the limestone but in a few areas there is massive replacement of the limestone by silica. The silica, where sampled, can contain gold with values as high as 15.5 ppm. Stibnite or stibnite casts can be found in the silica.

MAX has been able to obtain a nearly complete set of geophysical, geological and geochemical data from previous companies that worked on Table Top and land to the north.  During the 1980's Gold Fields, Meridian Minerals, Homestake, Santa Fe Mining and others conducted exploration on and around the Table Top property.  A limited exploration program by Goldfields consisting of only ten reverse circulation drill holes was conducted to test anomalous, up to 1.1 grams per tonne (“g/t”), gold values in what was called jasperoid.  Trenches containing gold values up to 4 g/t over 5 feet were tested by the first drill hole, which contained 55 feet of 0.84 g/t Au (0.027 opt) from the surface down.  This hole was drilled vertically in a breccia zone.  The remaining nine angle drill holes, which were wide-spaced (75-300 meters apart), contained little of significance. A follow up analysis showed that the holes may have been drilled in the wrong direction and should have been drilled to the south instead of to the north.   MAX intended to test this theory during drilling, which commenced in early April, 2010.

On May 3 2010 MAX announced initial gold assays from Table Top.   Results were received for only those core intervals comprising the silicified breccia intersected during drilling that was reported on April 19th, 2010 and represent approximately 48 meters (“m”) of core from four holes which were assayed on a rush basis.  Results included drill hole MT 1 which returned 0.823 grams per tonne (“g/t”) gold over 4.6 meters, including 1.5 meters of 1.435 g/t gold.   Other significant results include 24.4 m of 0.473 g/t Au in hole MT 2, which includes 9.1 meters of 0.703 g/t Au.

The significant gold assays are listed below:

Hole	Angle	From (m)	To (m)	Width (m)	Gold (g/t)
MT 1	-45 degrees	9.1	13.7	4.6	0.823
Including		9.1	10.7	1.6	1.436
MT 2	-60 degrees	12.2	36.6	24.4	0.473
Including		27.4	36.6	9.1	0.703
MT 4	-45 degrees	15.2	19.8	4.6	0.631
Including		16.8	18.3	1.5	0.858
MT 5	-75 degrees	18.3	25.9	7.6	0.476
Including		24.4	25.9	1.5	0.794

Analysis was performed by Inspectorate America Corp, an ISO certified facility in Sparks, Nevada., using fire assay and multi-element (ICP-ES) techniques.  Standards and blanks were used for quality control of the samples.  A map showing the location of the trenches and drill holes completed at Table Top is being constructed and will be available soon on our web site at www.maxresource.com.

Drilling was completed at Table Top in May 2010 with a total of 15 holes having been drilled for a total of 660 meters (2,156 feet).  All mineralized core from these holes is currently being split and submitted for assay, with further results expected in early June.

In addition to the 15 holes completed at Table Top, three trenches were dug and sampled near the original drill hole reported by Gold Fields Mining Company that contained 50 feet of 0.027 opt Au.  The current core holes were drilled to be perpendicular to the strike of the mineralized zone and across mineralization which is hosted in a silicified tectonic breccia.  The mineralized zone is being explored to the southwest and to the northeast along a distance of 233 meters, with clay and silica altered rock intersected in each of the drill holes, and is still open in both directions and at depth.

Drilling also intersected highly altered intrusive rocks which are likely lamprophyres commonly found in Carlin style gold deposits in northern Nevada.  Lamprophyres are thought to originate from deep crustal or upper mantle regions and extend to the surface along crustal scale structures, which are identified as feeder systems for Carlin gold systems at depth.  MAX intends to test these deep targets during a phase 2 drill program to be conducted later this year.

Mr. Clancy Wendt, VP Exploration for MAX states “We are extremely pleased with our initial exploration results at Table Top.  Not only have we intercepted mineralization reported by prior operators but we have also extended the known area of mineralization and determined that it is trending to the southwest, northeast, down dip and is still open.   We have not yet determined the full extent of the gold mineralization at Table Top and have only begun to understand the system.  We are still developing geologic concepts as to the origin of the mineralization and potential for expanding the known mineralized system, especially given the discovery of lamprophyre dikes.”

During the three months ended March 31, 2010 the Company incurred consulting fees of $14,143 and field expenses of $2,888 on Table Top.

East Manhattan Wash gold project, Nye County, Nevada

In December, 2007 MAX entered into an Option Agreement to acquire a 100 % interest in the East Manhattan Wash (“EMW”) claims in the Manhattan Mining District, Nye County, Nevada from MSM LLC, a Nevada corporation.   The EMW property is comprised of 133 claims (2,660 acres) located 40 miles north of the town of Tonopah.

More than 1,000,000 ounces of gold have been mined in the Manhattan Mining District. Production has included the nearby Manhattan mine (1974-1990), an open-pit operation that produced 236,000 ounces of gold at an average grade of 0.08 ounces per ton (“opt”).  The Echo Bay East and West Pit deposits operated in the early 1990s, producing 260,000 ounces at an average grade of 0.06 opt.  The Round Mountain Mine (Kinross/Barrick), situated eight miles north of EMW, is a conventional open pit operation that has produced more than 12 million ounces of gold to date.  Recorded placer gold production from the district totals approximately 150,000 ounces from a major dredge operation and small-scale lode mines produced another 100,000 ounces.

In March, 2009 the Company announced the results of the first large (bulk) sample taken from the EMW claims. The sample was taken from a previously sampled outcrop that contained approximately 1 gram of gold per ton. At that time, it was also noticed that if the sample was crushed and “panned”, free gold was found.  The recent bulk sample weighed 793 pounds and was crushed to particles of less than 1 millimeter in size.  The sample was then processed on a Wilfley Table to concentrate the heavy minerals.  From this concentrate, a fired bead was made to produce a gold/silver “button”.   This button, which weighed 2.67 grams, was then analyzed using a NITON x-ray analyzer and was found to contain approximately 80% gold and 20% silver.   On a per ton basis, this is equivalent to 6.1 grams of gold/silver per ton, or 4.9 grams of gold per ton and 1.2 grams per ton of silver.

Following up the results of the bulk sample, MAX completed three large volume soil sampling grids in May at EMW.  The sampling program was designed to delineate the geometry of the native gold mineralization in three areas of interest.  Significant values in the samples that were taken ranged from 0.05 ppm to 0.32 ppm gold with two of the zones being open in at least three directions.

The first two grids are located in a volcanic rhyolite lithic tuff hosting coarse gold. These areas, the “Gold Pit” and the “Old Drill Hole” grids, were sampled first by clearing a 1 meter by 1 meter area of surface debris then removing the organic (A) and root (B) soil horizons in turn.  The sample was collected and consisted of a mixture of the soils directly above the bedrock (C horizon) and a portion of the bedrock below the soil.  The sample was then sieved to ¼ inch minus then bagged.

These holes ranged from 12 inches to 48 inches in depth.  Each hole location was identified with a 16 inch wooden stake labeled with an aluminum tag and backfilled to minimize disturbance. This technique was used to look at a small representative area and obtain any coarse gold trapped in the bedrock fractures.

In the first area, the Old Drill Hole grid, 30 samples were taken.  The values ranged from nil to 0.32 ppm gold.  The mineralized zone was 1200 feet long and 600 feet wide and is open in all four directions.  Further work was undertaken to define the full areal extent of mineralization in this zone.

At the Gold Pit grid, located approximately 500 feet west of the Old Drill Hole grid, the area of significant mineralization was 1000 feet long by 250 feet wide.  Again, the values range from nil to 0.32 ppm Au.  This zone is open to the north, east and west and further work is planned for this area, which contains the old prospector’s pit from which our recent bulk sample grading the equivalent of 4.9 g/t gold was collected. The geology of the “Gold Pit” area consists of lithic rhyolitic and lapilli tuffs.  These tuffs are locally argillically altered with minor local silicification.

A metallurgical sample was also taken and the entire sample contained 0.018 opt Au.  This sample was found to contain visible native gold in the concentrate, middling’s, and the reject, with equal values in each of the three sizes.  The gold found is from fine to coarse grained in size and did not seem to be in any one size fraction.

The third grid, “The Gold Shaft,” is located in altered inter-bedded phyllite, quartzite and limestone and is approximately 7,000 feet south of the Gold Pit grid.  These holes ranged from 4 inches to 12 inches in depth. The values in the soil did not indicate a mineralized structure or an area of concentrated gold. No real anomalous values of other trace elements were observed.  Outcrop samples of silicified zones may be sampled during follow-up work at a later date.

In early November, 2009 MAX received the assays from additional soil sampling completed at the East Manhattan Wash gold project in Nevada.  The sampling was designed to further delineate the geometry of the native gold mineralization in the two main areas of interest, the “Gold Pit” and the “Old Drill Hole Grid”, which sampling now indicates are joined.  A total of 138 samples were taken, with significant values ranging from 0.05 ppm to 1.5 ppm gold.  The total mineralized zone now encompasses an area 5,500 by 1,500 feet in size while still remaining open to the north, east, and west.

MAX staff also sampled historic prospector pits to the southeast of the of the Old Drill Hole Grid and returned high gold values (0.96 g/t) from soils around the pits that indicate that the mineralized zone continues and may be linked to another mineralized zone sampled by MAX further south.  MAX intends to fill in this zone through future soil sampling programs.

The Gold Pit and the Old Drill Hole Grid were located in a volcanic rhyolite lithic tuff hosting coarse gold. These areas were sampled in early 2009.  This recent work has filled in the areas between the two mineralized systems.  Examination of the mineralized samples from the Gold Pit and Old Drill Hole Grid superimposed on air photo images has enabled Max to identify structural features and, coupled with argillic alteration seen in the sample pits, has helped to define where significant gold values may be found.

A large sample data base (1,107 samples) containing values of up to 3.3 ppm Au in rocks and up to 1.0 ppm Au in soils was recently acquired by MAX.  These samples, along with MAX’s latest results, have been added to our sampling data base and new maps are being created to better define the anomaly for further work, which will include trenching and large bulk samples prior to drilling during 2010.  The first of these maps is available on our web site at www.maxresource.com.

Clancy Wendt, VP Exploration of MAX, states “With these latest sample results, and the additional data we have acquired, we have now defined a significant area of gold mineralization that contains potential for a large mineralized system. More important is the fact that the mineralization appears to be free gold within the volcanic tuff. A large sample is being taken where the highest grade sample was found to define how deep the mineralization extends and to see if it increases in grade.”

The soil samples were analyzed by ALS Laboratory Group (Chemex) in Reno, Nevada.  Samples from two of the sample grids were taken in the coarse gold area (as seen in the previous bulk sample) and are being run for gold and silver using a one kilogram split with following cyanide leach to minimize the potential to miss the coarse gold.  The other grid (different mineralization style) samples are being fire assayed in addition to an ICP (Inductively Coupled Plasma) suite of 41 elements.  All sample bags were labeled at the site with a sample specific number, logged on a sample card with sample card tag put in each sample bag and taken directly from the field to ALS Labs. In addition, each site was located using a GPS in UTM with NAD 27.

The Company has filed an application with the U.S. Forest Service for an auger drill program to be conducted at East Manhattan Wash during 2010.  This program will allow us to better determine the depth, grade and full areal extent of the mineralization identified on the property to date.

During the three months ended March 31 2010 MAX spent a total of $1,266 on exploration of the EMW claims, inclusive of geological consulting fees and field expenses.

Diamond Peak gold-zinc Project, Nevada

In January 2010 MAX was advised by Kokanee Minerals Inc. (TSX.V: KOK) that it had completed its Initial Public Offering and intends to conduct a diamond drilling program at the Company’s Diamond Peak gold/zinc project in Nevada during 2010.  Pursuant to a May 2006 option agreement, Kokanee can earn a 51% interest in the Diamond Peak project by spending US$1 Million on exploration and reimbursing all lease payments, of which US$95,000 and 600,000 shares of Kokanee were paid to MAX during the current period.

The Diamond Peak project consists of 38 claims located 32 miles north of Eureka, Nevada at the south end of the Carlin Trend.  Strong surface mineralization occurs in a 2 mile long band of intensely clay altered and silicified rocks, 200 to 300 feet wide, on the hanging wall side of a major north striking normal fault, called the West Fault.  Historic drilling conducted by MK Gold in 1999 intercepted 5 feet of 1.93 g/t Au in hole DV 99-5, 5 feet of 2.08 g/t Au in hole DV 99-4 and 11.6 % of Zinc over 5 feet within 60 feet of surface along the West Fault in the Chainman formation (hole DV 99-15).

Kokanee began drilling at Diamond Peak in May 2010 and has advised that the phase I program will included drilling core holes on the site of gold zones to confirm their down-dip extension. This drilling should be able to provide data to explain the geological setting of these zones as well as the associated Induced Polarization (“IP”) resistivity and chargeability anomalies identified during a survey conducted on behalf of Kokanee by SJ Geophysics in 2006.  A drill hole is also planned to test the geophysical and geological target identified by the IP survey on the tertiary intrusive.

As a result of the payments received from Kokanee, which now exceed MAX’s acquisition costs for the property, the Company recorded a gain on mineral property option payments received during the three months ended March 31 2010 of $39,893, offset by an unrealized loss on the marketable securities received from Kokanee of $3,000 based on their market value as at the end of the period.

Howell and Crowsnest Gold Properties, British Columbia

The Howell Gold project is comprised of 4,376 hectares in Southeast B.C. located one hour by gravel road south of the town of Sparwood, straddling the drainages of Twenty-Nine Mile Creek and Howell Creek.  The Crowsnest Gold project consists of fifteen claims totalling 3,142 hectares located approximately 10 km southeast of the Howell property.  Both the Howell and Crowsnest projects are under option from Eastfield Resources Ltd. (TSX.V: ETF).

At the Howell Gold project, disseminated gold mineralization occurs in limestone and as quartz stockworks in limestone and syenite intrusives.  Prior drilling included 1.23 g/t gold over 58 metres, 0.95 g/t gold over 39 metres, 0.65 g/t gold over 82 metres, and 0.57 g/t gold over 149 metres.   MAX completed twelve holes totalling 1,312 metres of NQ core at Howell in 2008, with the best intercept being 22 metres of 0.78 g/t gold.  In addition, two new soil grids were established in 2008, including a stockwork quartz system in limestone that returned up to 3 grams gold in previous sampling that may be targeted during future drill programs.

Gold mineralization at the nearby Crowsnest Gold property occurs in limestone, siltstone or syenite. The property is underlain by a thick sequence of Pennsylvanian and Mississippian carbonate and clastic rocks, of which the Mississippian Rundle Group shows the greatest exposure. Mid-Cretaceous syenite and trachyte intrusions as sills, dykes, plugs and possible diatremes intrude these units.  Several grids have already been established, including the "A", "B" and “K” grids, which led to the discovery of significant high grade gold.

Many samples of float and rubble on the "B" Grid have returned extraordinarily high gold analysis.  This includes a float sample collected in 1989 by Placer Dome Inc. which is described as an intrusive breccia that returned a gold assay of 524.41 g/t gold (15.2 oz/ton). Other high grade float samples have returned assays to 620.0 g/t gold (18 oz/ton).

One bedrock source of mineralization was discovered by Phelps Dodge in 1996 and trenched by Eastfield in 1999, resulting in a trench intercept of 8.57 g/t gold over 16.5 metres.  The 1999 area of focus, referred to as the “Discovery Trench” area, has been the centre of most of the exploration activity completed at Crowsnest during exploration conducted in 1999, 2002, 2003 and 2006.

A sample of gossan mineralization taken near the Discovery Trench by MAX in June 2009 returned an assay of 104 g/t Au.  Several previous operators at Crowsnest, including Placer Dome Inc. and Phelps Dodge, have suggested a number of comparables exist between the Crowsnest Project and the Cripple Creek deposit located in Colorado.  These comparables include the tectonic setting, alkalic intrusive association and occurrence of tellurium.  Cripple Creek, in production since 1890, has produced in excess of 23.3 million ounces of gold (to 2005) and continues to be mined by Anglo Ashanti Gold Mining.

In September, 2009 MAX commenced a reverse–circulation drill program at Crowsnest.  This program was designed to explore the Discovery Trench area with close spaced drill holes to find the extent of the high grade mineralization and to define the direction and extent of the mineralized structure.

When cleaning out and enlarging the original trench prior to drilling, new mineralization was exposed in the bottom of the trench that was not mentioned in previous reports.  Although there were trenches dug in the area by prior operators, most did not excavate deep enough below the glacial till to reach bed rock.   The two new trenches were dug by track hoe across a new trend and to depths not previously explored, exposing highly altered ferruginous mineralization.

MAX drilled 26 holes totalling 766 meters at Crowsnest before an early snowfall dictated the end of the field program for the year.   This program explored the original Discovery Trench and two new trenches to the west of the original.   Assay results were reported in November, 2009 that included hole RC 09-7 which returned 19.03 grams per tonne (g/t) gold over 6.1 meters, including 1.5 meters of 50.26 g/t gold and extended the known mineralized zone by 100 meters.  Significant gold assays (over 2 g/t Au) returned from the drill program are listed below:

Hole	Angle	From (m)	To (m)	Width (m)	Gold g/t
RC 09-2	-60 degrees	0	3.0	3.0	3.52
Including		0	1.5	1.5	6.67
RC 09-5	vertical	0	3.0	3.0	3.55
Including		1.5	3.0	1.5	6.40
RC 09-6	-60 degrees	0	6.5	6.5	6.34
Including		1.5	3.0	1.5	16.52
RC 09-7	vertical	0	6.1	6.1	19.03
Including		0	1.5	1.5	50.26
Including		1.5	3.0	1.5	23.60
RC 09-9	vertical	0	1.5	1.5	2.49
RC 09-14	vertical	0	1.5	1.5	2.07
RC 09-16	vertical	0	3.0	3.0	5.42
Including		0	1.5	1.5	6.65
RC 09-21	-60 degrees	16.8	18.3	1.5	3.42
RC 09-25	vertical	0	3.0	3.0	2.51
Including		1.5	3.0	1.5	3.14

A further six drill holes returned values ranging from 0.5 g/t to 1.86 g/t Au over minimum 1.5 meter intervals.  In addition, drill hole RC 09-21 (listed above) intersected a deeper zone grading 3.42 g/t Au further to the south that might indicate a new area for exploration.

Analysis was performed by Acme Analytical Laboratories, an ISO certified facility in Vancouver, B.C., using fire assay and multi-element (ICP-ES) techniques.  Standards and duplicates were used for quality control of the samples.  In addition, a full Metallic Screen assay has been ordered on all samples to make sure that any coarse gold was not missed during the assay process.  These results were received in early December and confirmed the high grade assay results listed above. A map showing the location of the trenches and drill holes completed at Crowsnest is now available on our web site at www.maxresource.com.

An extensive exploration program was planned for 2010, with a drill permit application having been filed with the Ministry of Energy, Mines and Petroleum in late 2009 for a 56 hole drill program at Crowsnest that was under active discussion with Ministry staff as recently as the first week of February, 2010.

Unfortunately, on February 9, 2010 the Company was surprised to learn that the Province of British Columbia intended to halt all ongoing mineral exploration work and prohibit any future mine development in the Flathead Valley in Southeastern B.C.   In his Throne Speech of February 9, 2010, which outlines the B.C. Government’s legislative agenda for the upcoming session, B.C. Lieutenant-Governor Steven L. Point announced that the Province of B.C. intended to enter into a partnership with the State of Montana regarding the Flathead River Basin and, as a result, “Mining, oil and gas development and coal bed gas extraction will not be permitted in British Columbia's Flathead Valley”.  This action will effectively prevent any further exploration or development of the Company’s Crowsnest and Howell gold projects, both of which are located in the Flathead Valley watershed.

On the afternoon of February 9, 2010 MAX was contacted by the Assistant Deputy Minister of Energy, Mines and Petroleum who initiated discussions with respect to compensation. These discussions are at a very preliminary stage and there can be no certainty as to their outcome, but the Company intends to ensure that it is adequately compensated for the loss of these projects.

During the three month period ended March 31 2010 MAX curtailed its spending at Crowsnest as a result of the government announcement and only spent $613 on consulting with respect to the property during the period.

Current Economic Conditions

During 2008, particularly in the fourth quarter, the ongoing global credit crisis and economic weakness made for extremely volatile capital markets characterized by plunging equity and commodity prices and an environment in which few opportunities exist to raise additional capital.  This trend continued through the first half of 2009.  MAX has taken precautions and implemented initiatives to preserve its cash reserves and currently has sufficient cash to meet all obligations during fiscal 2010.  MAX has several commitments in the future (this coming year and beyond) on its mineral properties and the Company may be forced to abandon and write-off these properties if the Company does not have the means to meet these commitments, or does not feel it is fiscally prudent to do so.  To conserve cash, MAX rationalized its property portfolio during 2009 by dropping exploration projects where the continued costs of maintaining and advancing these projects can not currently be justified due to low commodity price, lack of infrastructure and the resultant high exploration costs, or ongoing permitting difficulties.  These properties included the NUSTAR uranium project in Arizona, the MacInnis Lake uranium project in the Northwest Territories of Canada and the Gold Hill molybdenum project in Alaska.

The Company will continue to review its mineral property commitments as well as its capital position on an ongoing basis during fiscal 2010 and may abandon additional properties when obligations become due if exploration results are not encouraging or if management deems it necessary in order to maintain the long-term viability of the Company.

Results of Operations – Three months ended March 31, 2010

During the three months ended March 31, 2010, the Company incurred operating expenses of $158,247 as compared to operating expenses of $140,011 for the three months ended March 31, 2009.  The significant changes during the current period compared to the same period a year prior are as follows:

Consulting fees were reduced to $18,424 during the three months ended March 31, 2010 from the $20,739 incurred during the same period a year prior.  This was due to reduced expenditures on mineral project review during the current period as the Company focused on developing its current mineral properties instead.

During the three months ended March 31, 2010, the Company incurred $Nil of Part XII.6 tax on the filing of certain tax documents related to a previous flow-through financing in the current period.  In the same period a year prior, the Company incurred $23,079 of Part XII.6 tax.

Office expenses increased to $7,868 during the three months ended March 31, 2010 from the $3,263 incurred during the same period a year prior due to increased expenditures for communications and office supplies.

Professional fees increased to $29,448 during the three months ended March 31, 2010 from the $18,532 incurred during the prior year due to an increase in legal costs associated with filing the Company’s 2009 Annual Report on Form 20-F with the SEC in the United States.

Transfer agent and filing fees and investor relations expenses increased to $60,461 during the three months ended March 31, 2010 from the $37,170 incurred during the same period a year prior.  This was primarily due to increased expenditures on investor relations consultants and advertising during the current fiscal period as compared to the same period in 2009, when the the Company scaled back these expenditures due to the unsettled market conditions at the time.

During the three months ended March 31, 2010, the Company incurred travel costs of $11,805 for attendance at trade shows, broker presentations and project review.  This represents an increase from the $6,842 incurred for travel expenses during the same period a year prior.

Interest income decreased to $6,250 during the three months ended March 31, 2010 from the $38,974 earned during the same period a year prior due to a decrease in interest rates paid on deposits during the current fiscal period and due to a lower cash balance.

During the three months ended March 31, 2010, the Company recorded a gain of $39,893 on mineral property option payments received.  This gain was related to the Diamond Peak property in Nevada, where the Company received a property option payment from Kokanee Minerals in excess of the Company’s expenditures to date.   There was no comparable gain during the same period a year prior.

During the three months ended March 31, 2010, the Company recorded an unrealized loss of $3,000 on marketable securities.  This loss was a result in the change in the fair market value of the marketable securities of Kokanee held by the Company in connection with the Diamond Peak property.  There was no comparable loss during the same period a year prior.

As a result of the foregoing, the loss for the three months ended March 31, 2010 was $115,104 as compared to $101,037 for the three months ended March 31, 2009.

Summary of Quarterly Results

	Q1-10	Q4-09	Q3-09	Q2-09	Q1-09	Q4-08	Q3-08	Q2-08
Other Items ($)	43,143	(3,109,475)	(492,269)	(329,562)	38,974	47,545	63,841	83,491
Loss ($)	(115,104)	(3,491,963)	(632,129)	(435,676)	(101,037)	(641,924)	(434,709)	(176,262)
Loss per Share($)	(0.01)	(0.17)	(0.03)	(0.01)	(0.01)	(0.02)	(0.02)	(0.01)

As there was no recovery of future income taxes during the second quarter of 2008, the Company incurred a loss of $176,262.  This loss was due to ongoing operating expenses including management fees of $30,000, stock-based compensation of $49,804 and transfer agent, filing fees and shareholder relations expenses of $123,098, offset by interest income earned on investments of $83,491.

The loss for the third quarter of fiscal 2008 increased to $434,709 due primarily to an increase in stock-based compensation expense, (a non-cash item), to $312,357 for options granted to consultants, directors and investor relations consultants, as compared to a charge of $49,808 incurred for stock-based compensation expense during the second fiscal quarter.

The loss for the fourth quarter of fiscal 2008 increased to $641,924 from the loss of $434,709 incurred during the third primarily due to the write-down of the MacInnis Lake property by $484,306 during the most recent period, offset by reductions in stock-based compensation expense (a non-cash item) as well as reductions in expenditures for advertising and investor relations consultants.

The loss for the first quarter of 2009 decreased to $101,037 from the loss of $641,924 incurred during the fourth quarter of fiscal 2008 as there was no write down of mineral properties or charges for stock-based compensation incurred during the current period, as well as reduced expenditures on investor relations activities.

The loss for the second quarter of 2009 increased to $435,676 from the loss of $101,037 incurred during the first quarter of 2009.  The increase in loss was primarily due to the write off of acquisition and deferred exploration costs for the Indata project.

The loss for the third quarter of 2009 increased to $632,129 from the loss of $435,676 incurred during the second quarter of 2009.  The increase in loss was primarily due to the $503,437 write-off of acquisition and deferred exploration costs for the Nustar project, as discussed above.

The loss for the fourth quarter of 2009 increased to $3,491,963 from the loss of $632,129 incurred during the third quarter of 2009 primarily due to the $3,117,916 write-off of acquisition and deferred exploration costs for the Gold Hill property during the fourth quarter, as discussed above.

The loss for the first quarter of 2010 decreased to $115,104 from the loss of $3,491,963 incurred during the fourth quarter of fiscal 2009 as there was no write-down of mineral properties or charges for stock-based compensation incurred during the current period.  The loss was also reduced as the Company experienced a gain due to additional mineral property option payments received during the quarter.

Liquidity and Solvency

At March 31, 2010, the Company had working capital of $2,947,332 and cash and cash equivalents on hand of $2,854,622.  This compares to working capital of $3,093,457 at December 31 2009, inclusive of cash and cash equivalents of $3,118,960.

The decrease in cash of $264,338 during the three months ended March 31, 2010 was due to cash spent on mineral properties of $160,975, the purchase of reclamation bond for the Table Top property of $19,127 and cash used in operating activities of $182,970.  This was offset by cash received on mineral property option payments in the amount of $98,734 (US$95,000).

As of the date of this report, MAX has approximately $2.6 Million in cash and cash equivalents, which will provide sufficient working capital to fund exploration on its properties through fiscal 2010 as well as its general and administrative expenses through the same period.  However, due to the current volatility in capital markets and depressed commodity prices, the management of MAX has taken steps to reduce its general and administrative costs, primarily through reductions in advertising and promotional expenses.   The resultant cost savings were most evident during first three quarters of fiscal 2009 and will continue in subsequent periods as dictated by market conditions.  Management also plans to be selective in incurring exploration expenditures during fiscal 2010.

During 2010, MAX intends to focus its efforts and cash resources on exploration for gold at its three gold projects in Nevada - Table Top, East Manhattan Wash and Diamond Peak.

MAX has no exposure to any asset-backed commercial paper (“ABCP”) investments.

Cash flow to date has not satisfied the Company’s operational requirements.  The development of the Company may in the future depend on the Company’s ability to obtain additional financings.  In the past, the Company has relied on the sale of equity securities to meet its cash requirements.  Future developments will depend on the Company’s ability to obtain financing through joint venturing of its projects, debt financing, equity financing or other means.  There can be no assurance that the Company will be successful in obtaining any such financing.

New Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

The Company is currently evaluating the impact of adopting IFRS on its consolidated financial statements.  The Company is in the first phase of its transition program, which includes scoping to identify the significant accounting policy differences and their related areas of impact in terms of systems, procedures and financial statement presentation.  The Company also is in the assessment phase of the design and work plan to measure the differences between IFRS and Canadian GAAP, and the impact on its financial statements, disclosures and operations.  The Company will address the design, planning, solution development and implementation of the conversion in the second quarter of fiscal 2010.

Business Combinations – Section 1582, Consolidated Financial Statements – Section 1601 and Non-Controlling Interests – Section 1602

The CICA issued three new accounting standards in January 2009:  Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.  Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3, “Business Combinations”.  Section 1601 and 1602 together replace section 1600, “Consolidated Financial Statements”.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS IAS-27, “Consolidated and Separate Financial Statements”.  The Company is in the process of evaluating the requirements of the new standards.

Related Party Transactions

During the three months ended March 31, 2010, the Company paid management fees of $30,000 (2009 - $30,000) to a private company controlled by Stuart Rogers, the CEO of the Company.  These transactions were measured at the exchange amount as agreed to by the related parties.

Capital Management

The capital structure of the Company consists of common shares and working capital. The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank-sponsored instruments.  This strategy is unchanged from 2009.

The Company is not subject to externally imposed capital restrictions.  There were no changes to its capital management approach in the year.

Risk, Uncertainties and Outlook

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit.  Other risks facing the Company include competition for mineral properties, environmental and insurance risks, fluctuations in metal prices, fluctuations in exchange rates, share price volatility and uncertainty of additional financing.

Risk Management

Management of Industry Risk

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations.

Management of Financial Risk

The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, and market risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to fulfil an obligation causing the other party to incur a financial loss.  The Company is exposed to credit risks arising from its cash holdings.  The Company manages credit risk by placing cash with reputable Canadian financial institutions and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient funds to meet its financial obligations when they are due.  To manage liquidity risk, the Company reviews additional sources of capital to continue its operations and discharge its commitments as they become due.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: currency risk, interest rate risk and price risk.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company’s functional currency is the Canadian dollar.  There is moderate currency risk to the Company as some mineral property interests are located in the United States.

The Company manages its exposure to this risk by operating in a manner that minimizes its exposure to the extent practical.  The Company does not engage in any form of derivative or hedging instruments to reduce its foreign currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is not exposed to significant interest rate risk.

Financial Instruments

The Company’s financial instruments consist of cash, cash equivalents, short term investments, receivables, and accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Contingencies

The Company is not aware of any contingencies or pending legal proceedings as of May 26, 2010.

Off Balance Sheet Arrangements

The Corporation has no off Balance Sheet arrangements.

Equity Securities Issued and Outstanding

The Company has 21,699,230 common shares issued and outstanding as of May 26, 2010.  In addition, there are 2,475,000 incentive stock options outstanding with exercise prices ranging between $0.17 and $0.40.  There are no share purchase warrants outstanding.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company.  It should be read in conjunction with all other disclosure documents provided by the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute “forward-looking statements”.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements.  Such factors include, among others, the following: mineral exploration and development costs and results, fluctuation in the prices of commodities for which the Company is exploring, foreign operations and foreign government regulations, competition, uninsured risks, recoverability of resources discovered, capitalization requirements, commercial viability, environmental risks and obligations, and the requirement for obtaining permits and licenses for the Company’s operations in the jurisdictions in which it operates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date: May 26, 2010

By:      /s/ Stuart Rogers

Stuart Rogers

Director